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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2[17 CFR 270.17f-2]

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1. Investment Company Act File Number:        Date examination completed:

   811-10427                                  January 24, 2008
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2. State identification Number:

   AL                 AK   AZ   AR            CA   CO
   CT                 DE   DC   FL            GA   HI
   ID                 IL   IN   IA            KS   KY
   LA                 ME   MD   MA            MI   MN
   MS                 MO   MT   NE            NV   NH
   NJ                 NM   NY   NC            ND   OH
   OK                 OR   PA   RI            SC   SD
   TN                 TX   UT   VT            VA   WA
   WV                 WI   WY   PUERTO RICO
   Other (specify):
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3. Exact name of investment company as specified in registration statement:

   RiverSource International Managers Series, Inc.
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4. Address of principal executive office (number, street, city, state, zip code):

   50606 Ameriprise Financial Center, Minneapolis, MN 55474
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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             Report of Independent Registered Public Accounting Firm

To the Board of Directors of
   RiverSource Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the following Funds:

         RiverSource Mid Cap Growth Fund;
         RiverSource Portfolio Builder Conservative Fund;
         RiverSource Global Bond Fund;
         RiverSource Precious Metals and Mining Fund;
         RiverSource International Opportunity Fund;
         RiverSource Global Technology Fund;
         RiverSource Global Equity Fund;
         RiverSource Emerging Markets Fund;
         RiverSource Equity Value Fund;
         RiverSource Small Company Index Fund;
         RiverSource European Equity Fund;
         RiverSource S&P 500 Index Fund;
         RiverSource Portfolio Builder Moderate Fund;
         RiverSource Portfolio Builder Moderate Aggressive Fund;
         RiverSource Value Fund;
         RiverSource International Select Value Fund;
         RiverSource Fundamental Value Fund;
         RiverSource Portfolio Builder Aggressive Fund;
         RiverSource Portfolio Builder Total Equity Fund;
         RiverSource Portfolio Builder Moderate Conservative Fund; RiverSource Income Builder Basic Income Fund;
         RiverSource Income Builder Moderate Income Fund;
         RiverSource Income Builder Enhanced Income Fund;
         RiverSource Emerging Markets Bond Fund;
         RiverSource Retirement Plus 2010 Fund;
         RiverSource Retirement Plus 2015 Fund;
         RiverSource Retirement Plus 2020 Fund;
         RiverSource Retirement Plus 2025 Fund;
         RiverSource Retirement Plus 2030 Fund;
         RiverSource Retirement Plus 2035 Fund;
         RiverSource Retirement Plus 2040 Fund;
         RiverSource Retirement Plus 2045 Fund;
         RiverSource Disciplined International Equity Fund;
         RiverSource VP-Cash Management Fund;
         RiverSource VP-International Opportunity Fund;
         RiverSource VP-Growth Fund;
         RiverSource VP-S&P 500 Index Fund;

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         RiverSource VP-Emerging Markets Fund;
         RiverSource VP-Mid Cap Growth Fund;
         RiverSource VP-Large Cap Value Fund;
         RiverSource VP -Core Equity Fund;
         RiverSource VP-Mid Cap Value Fund;
         RiverSource VP-Fundamental Value Fund;
         RiverSource International Small Cap Fund;
         RiverSource International Equity Fund;
         RiverSource Small Cap Advantage Fund;
         RiverSource Small Cap Growth Fund;
         RiverSource Small Cap Value Fund;
         RiverSource International Aggressive Growth Fund;
         RiverSource Select Value Fund;
         RiverSource Small Cap Equity Fund;
         RiverSource Fundamental Growth Fund;
         RiverSource Aggressive Growth Fund;
         RiverSource VP-Large Cap Equity Fund;
         RiverSource VP-Small Cap Advantage Fund;
         RiverSource VP-Small Cap Value Fund;
         RiverSource VP-Select Value Fund;


of the RiverSource Funds (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 (the Act) as of October 31, 2007. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2007, and with respect to agreement of security purchases and sales, for the period from November 1, 2006 through October 31, 2007:

- Count and inspection of all securities located in the vault of Ameriprise Trust Company (the Custodian), of which there were none, in Minneapolis, Minnesota, without prior notice to management;

- Confirmation of all securities held by institutions in book entry form (Wells Fargo and Depository Trust Company);

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents;


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-        Review of reconciliation of all such securities to the books and records of the Funds and the Custodian;

- Agreement of eight security purchases and seventeen security sales or maturities from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of October 31, 2007, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                             /s/Ernst & Young LLP


Minneapolis, Minnesota
January 24, 2008



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    Management Statement Regarding Compliance With Certain Provisions of the
                         Investment Company Act of 1940


January 24, 2008

I, as a member of management of the RiverSource Mid Cap Growth Fund, RiverSource Portfolio Builder Conservative Fund, RiverSource Global Bond Fund, RiverSource Precious Metals and Mining Fund, RiverSource International Opportunity Fund, RiverSource Global Technology Fund, RiverSource Global Equity Fund, RiverSource Emerging Markets Fund, RiverSource Equity Value Fund, RiverSource Small Company Index Fund, RiverSource European Equity Fund, RiverSource S&P 500 Index Fund, RiverSource Portfolio Builder Moderate Fund, RiverSource Portfolio Builder Moderate Aggressive Fund, RiverSource Value Fund, RiverSource International Select Value Fund, RiverSource Fundamental Value Fund, RiverSource Portfolio Builder Aggressive Fund, RiverSource Portfolio Builder Total Equity Fund, RiverSource Portfolio Builder Moderate Conservative Fund, RiverSource Income Builder Basic Income Fund, RiverSource Income Builder Moderate Income Fund, RiverSource Income Builder Enhanced Income Fund, RiverSource Emerging Markets Bond Fund, RiverSource Retirement Plus 2010 Fund, RiverSource Retirement Plus 2015 Fund, RiverSource Retirement Plus 2020 Fund, RiverSource Retirement Plus 2025 Fund, RiverSource Retirement Plus 2030 Fund, RiverSource Retirement Plus 2035 Fund, RiverSource Retirement Plus 2040 Fund, RiverSource Retirement Plus 2045 Fund, RiverSource Disciplined International Equity Fund, RiverSource VP-Cash Management Fund, RiverSource VP-International Opportunity Fund, RiverSource VP-Growth Fund, RiverSource VP-S&P 500 Index Fund, RiverSource VP-Emerging Markets Fund, RiverSource VP-Mid Cap Growth Fund, RiverSource VP-Large Cap Value Fund, RiverSource VP -Core Equity Fund, RiverSource VP-Mid Cap Value Fund, RiverSource VP-Fundamental Value Fund, RiverSource International Small Cap Fund, RiverSource International Equity Fund, RiverSource Small Cap Advantage Fund, RiverSource Small Cap Growth Fund, RiverSource Small Cap Value Fund, RiverSource International Aggressive Growth Fund, RiverSource Select Value Fund, RiverSource Small Cap Equity Fund, RiverSource Fundamental Growth Fund, RiverSource Aggressive Growth Fund, RiverSource VP-Large Cap Equity Fund, RiverSource VP-Small Cap Advantage Fund, RiverSource VP-Small Cap Value Fund, and RiverSource VP-Select Value Fund (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 31, 2007, and from the date of the last examination of each fund through October 31, 2007.


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Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2007, and from the date of the last examination of each fund through October 31, 2007, with respect to securities reflected in the investment accounts of the Funds.


By:   /s/ Jeffrey P. Fox
      -----------------------------
      Jeffrey P. Fox
      Treasurer
      RiverSource Funds